CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
ESTABLISHMENT OF AUTOMATIC SECURITIES PURCHASE PLAN
CALGARY, ALBERTA – APRIL 15, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural" or the "Company") announces in connection with its previously announced Normal Course Issuer Bid ("NCIB") to purchase up to 61,424,856 of its common shares (“Shares"), it entered into an Automatic Securities Purchase Plan ("ASPP") with a designated broker. The ASPP is intended to allow for the purchase of Shares under the NCIB when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods.
Pursuant to the ASPP, the Company has provided instructions to the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP, which may not be varied or suspended during the term of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by the Company in accordance with the rules of the Toronto Stock Exchange ("TSX") and New York Stock Exchange (“NYSE”), applicable securities laws and the terms of the ASPP. Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE. The ASPP has been pre-cleared by the TSX; purchases will commence on April 16, 2019 and if not terminated sooner based on the terms of the ASPP, will end on May 10, 2019.
Outside of pre-determined blackout periods, Shares may be purchased under the NCIB based on management's discretion, in compliance with TSX rules and applicable securities laws. The NCIB commenced on May 23, 2018 and ends on May 22, 2019. All purchases made under the ASPP will be included in computing the number of Shares purchased under the NCIB.
In addition to further strengthening its balance sheet, investing in exploration and development of its diverse asset base, and participating in acquisition opportunities, returns to shareholders remain a priority to create value for Canadian Natural’s shareholders. The Company targets to remain active in its purchase of Shares under the NCIB throughout 2019, as the Company believes it to be an effective use of capital and an efficient means to return value to its shareholders.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com